SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d – 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS

THERETO FILED PURSUANT TO 13d-2(B)

(Amendment No.     )1/

Southeastern Bank Financial Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

1/

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	SCHEDULE 13G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

RWP, Sr. Enterprises, LLLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐ N/A
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

925,220
6 SHARED VOTING POWER

0
7 SOLE DISPOSITIVE POWER

925,220
8 SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

925,220
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

17.0%
12	TYPE OF REPORTING PERSON

PN

Item 1	(a).	Name of Issuer:

Southeastern Bank Financial Corporation

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

3530 Wheeler Road Augusta, Georgia 30909

Item 2	(a).	Name of Person Filing:

RWP, Sr. Enterprises, LLLP

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

c/o Southeastern Bank Financial Corporation 3530 Wheeler Road Augusta, Georgia 30909

Item 2	(c).	Citizenship:

United States of America

Item 2	(d).	Title of Class of Securities:

Common Stock

Item 2	(e).	CUSIP Number:

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is:

N/A

Item 4.	Ownership as of December 31, 2006:

(a) Amount beneficially owned:

925,220(1)

(b) Percent of class:

17.0%

(c) Number of shares as to which such person has

(i) sole power to vote or direct the vote:

925,220(1)

(ii) shared power to vote or direct the vote:

0

(iii) sole power to dispose or to direct the disposition of:

925,220(1)

(iv) shared power to dispose or direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class: N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: N/A

Item 8.	Identification and Classification of the Members of the Group: N/A

Item 9.	Notice of Dissolution of Group: N/A

Item 10.	Certification: N/A

(1)	RWP, Sr. Enterprises LLLP is a family limited partnership with four general partners: Robert W. Pollard, Jr.; Levi A. Pollard, V; Patricia P. Blanton; and Lynn Pollard Nickerson. All voting, dispositive and other activities by the partnership are taken by majority vote of the general partners, and each general partner has equal voting rights. The address of each general partner is in care of the issuer as shown in Item 2(b) above.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2007

RWP, Sr. Enterprises, LLLP

By:	/s/ Robert W. Pollard, Jr.

Name:	Robert W. Pollard, Jr.

Title:	General Partner